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                                  EX. 99-B.4.12

                     ING LIFE INSURANCE AND ANNUITY COMPANY

                                   ENDORSEMENT

This Contract is hereby endorsed to add the following new provision to INDIVIDUAL ANNUITY PLAN, Section 6.02, SURRENDER FEE:

     (c) In an amount equal to or less than 10% of the current Contract Cash Value, as part of the first partial surrender request in a calendar year. The Contract Cash Value is calculated as of the date the partial surrender request is received in good order at the Company's Home Office. This provision does not apply to full surrender requests.

Endorsed and made a part of this Contract effective September 1, 1989.

                                         /s/ Thomas J. McInerney


                                         President
                                         ING Life Insurance and Annuity Company